Exhibit 99.1

Polyrizon Appoints Dr. Michal Meir as Senior Director of Regulatory and Clinical Affairs

Raanana, Israel, Dec. 19, 2024 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development stage biotech company specializing in the development of innovative intranasal hydrogels, announce today the appointment of Dr. Michal Meir, Senior Consultant at MedTech SME Ltd., as Senior Director of Regulatory and Clinical Affairs. The appointment was made as part of the Company’s preparations towards its clinical trial for PL-14 that is expected to commence in 2025. Dr. Meir brings over a decade of experience in the medical device and pharmaceutical industries, with a proven track record in regulatory strategy, clinical affairs management and product development.

Dr. Meir has extensive experience in planning and executing clinical studies that comply with stringent regulatory requirements. Her career spans leadership roles at Medtech SME Ltd., Keystone Heart and Alma Lasers, where she successfully navigated complex regulatory landscapes and spearheaded clinical initiatives that drove innovation and market access.

“We believe that Michal’s wealth of experience in regulatory and clinical affairs will be invaluable as Polyrizon advances its mission to deliver cutting-edge solutions,” said Tomer Izraeli, CEO of Polyrizon. “Her strategic insights and leadership will strengthen our capabilities and play an important role in our efforts to achieve the successful development and approval of our products.”

Dr. Meir’s notable achievements include managing global regulatory submissions, developing clinical strategies for new medical devices and authoring critical regulatory and clinical documents. Her appointment reflects Polyrizon’s commitment to maintaining the highest standards of regulatory compliance and clinical excellence.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain ™, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses it belief that Dr. Michal Meir’s wealth of experience in regulatory and clinical affairs will be invaluable as Polyrizon advances its mission to deliver cutting-edge solutions, how Dr. Michal Meir’s strategic insights and leadership will strengthen the Company’s capabilities and play an important role in its efforts to achieve the successful development and approval of its products and its commitment to maintaining the highest standards of regulatory compliance and clinical excellence. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-266745), dated October 24, 2024 and filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com